Direct Dial: 847-607-0106
Craig P. Colmar	cpcolmar@jocolaw.com

November 3, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on October 31, 2014

File No. 333-198860

Ladies and Gentlemen:

  On behalf of our client The Joint Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, we are providing to the Securities and Exchange Commission (the “Commission”), the following responses to a comment letter to Mr. John B. Richards, the Chief Executive Officer of the Company, dated November 3, 2014, from the staff of the Commission (the “Staff”) in connection with Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1.

The Company does not believe that an amendment to its Registration Statement is necessary, as it believes that the Staff’s comments can be adequately addressed by the explanations provided below, and that the disclosures contained in the Company’s Registration Statement with respect to the matters discussed below will continue to be accurate and complete in all material respects.

United States Securities and Exchange Commission November 3, 2014 Page 2

The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 40

1.	Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:

The Company met with Feltl and Company, Inc. (“Feltl”), its lead underwriter for the first time on March 25, 2014. The Company signed an engagement letter with Feltl on April 10, 2014 and conducted an “organizational meeting” with Feltl on May 14, 2014. The subject of the estimated price range and value of the Company’s common stock was discussed in broad general terms at the May 14, 2014 meeting, but Feltl did not believe that it had sufficient information to provide assurances to the Company that a valuation expectation in the range as described in the Company’s Registration Statement was realistic or achievable until the Company produced, and Feltl had the opportunity to study, a business model in which the Company’s business operations for the years beginning in 2015 were recast to emphasize developing company-owned clinics rather than growing solely through franchising. This business model was developed by the Company with Feltl’s assistance over the ensuing 60 days, during which time both the Company’s and Feltl’s confidence increased in the likelihood that the Company could engage in a successful initial public offering within the price and amount ranges set forth in its Registration Statement.

2.	Please tell us the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, as well as any grants subsequent to the most recent balance sheet date through the date of the most recent amendment:

•	for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•	whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Response:

(a)	On January 1, 2014, the Company issued 400,500 restricted shares of its common stock to John B. Richards, the Company’s current Chief Executive Officer,pursuant to a restricted stock purchase agreement. The Board of Directors of the Company determined that the fair market value of its common stock as of that date was $1.20 per share.

United States Securities and Exchange Commission November 3, 2014 Page 3

(b)	On January 1, 2014, the Company granted 166,875 options to purchase common stock to David Orwasher, the Company’s President and Chief Operating Officer, at an exercise price of $1.20 per share.

(c)	On January 1, 2014, the Company issued 166,875 restricted shares of its common stock to Mr. Orwasher pursuant to a restricted stock purchase agreement. The Board of Directors of the Company determined that the fair market value of its common stock as of that date was $1.20 per share.

(d)	On January 1, 2014, the Company granted options to purchase an aggregate of 33,820 shares of its common stock at an exercise price of $1.20 per share to 15 individuals who were either employees of or service providers to the Company.

(e)	On May 15, 2014, the Company granted 71,200 options to purchase common stock to Catherine B. Hall, the Company’s Chief Marketing Officer, at an exercise price of $2.02 per share.

The Company does not believe that the options and restricted shares awarded had any material intrinsic value at the time of award, as the exercise and purchase prices of all options and restricted shares were set at the fair market value of the Company’s stock at the time of the award. All of the Company’s valuations used to determine the fair value of the equity instruments were contemporaneous.

3.	Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). If the valuation was not performed by an unrelated valuation specialist, please explain the reasons why management chose not to obtain one. In addition, please tell us the following information related to issuances of equity instruments:

•	the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and

•	the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. Describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock between each grant date. Also, please explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

Response:

The Company did not obtain a contemporaneous or retrospective valuation performed by an unrelated valuation specialist. The Company’s board of directors did not consider it necessary to obtain an independent valuation as the board of directors was satisfied that, based on accepted valuation methods, all of its share-based awards demonstrably utilized valuations for the Company that were at least at fair market value and arguably above fair market value.

United States Securities and Exchange Commission November 3, 2014 Page 4

At each grant, the board of directors considered a blend of approaches in establishing a value for its common stock, including (i) an income approach which considers EBITDA, (ii) a market approach, involving the board of directors’ assessment of an amount its shareholders would accept in the private sale of the Company and, when available, information regarding recent purchases and sales or offers to purchase and sell shares of the Company’s common stock, and (iii) the potential valuation of the Company in an initial public offering and the probability of successfully completing an initial public offering.

For share-based awards made in January 2014, the Company valued its common stock at $1.20 per share, which reflected a valuation at approximately 16.0 times trailing 12-month EBITDA. In arriving at this valuation the Company’s board of directors utilized the income approach by focusing on historical EBITDA, which is customary for a private company. In addition, the board of directors considered the market approach by considering the Company’s receipt, pursuant to a contractual right of first refusal, of a bona fide offer made to and accepted by one of the Company’s stockholders from an unaffiliated third party, in November 2013, to purchase 534,000 shares of the Company’s common stock at a price of $0.45 per share (which reflected a valuation for the Company of approximately $3.0 million and an EBITDA multiple of 6.0). Several of the Company’s directors have significant experience in mergers, acquisitions and business combinations and are aware that, as a general rule, EBITDA multiples typically used in valuing private operating companies such as the Company, range between 4.0 and 8.0 times trailing EBITDA.

In electing to utilize an EBITDA-based valuation of its common stock for purposes of the January 2014 share-based awards (which were made primarily to two new executives of the Company in the context of negotiating their employment and consulting arrangements) that is significantly higher than the valuation derived from typical EBITDA multiples for companies similar to the Company, the board of directors gave greater weight to its fiduciary responsibilities to current stockholders than to its desire to offer attractive terms to the new executives by valuing their share-based compensation consistent with general market norms. The board of directors was concerned to avoid dilution of current stockholders’ equity interests in the Company through the issuance of share-based compensation at a Company valuation lower than approximately $8.0 million (and an EBITDA multiple of approximately 16.0), despite information supporting a significantly lower valuation in the form of the contemporaneous receipt of an unrelated party’s offer to purchase shares of the Company’s common stock at a considerably lower value and despite the significance, for valuation purposes, of customary EBITDA multiples. Because the Company’s board of directors also was preliminarily considering an initial public offering at that time, it believed that it could justify using a multiple of EBITDA during the periods presented that was higher than a comparable private company because of the possibility of an IPO in the Company’s future.

United States Securities and Exchange Commission November 3, 2014 Page 5

On May 15, 2014, the Company granted an option to Catherine B. Hall, the Company’s new vice president for marketing, to purchase 71,200 shares of common stock at an exercise price per share of $2.02. Despite the fact that the Company’s current EBITDA had become negative between January 1, 2014 and May 15, 2014, its board of directors concluded that the Company’s investments in personnel and its initial reexamination of its business model had caused its future prospects to improve. In addition, the board of directors considered factors including the continued growth in revenues among its franchisees and its continued success in opening franchised clinics as indications of growth in the value of its common stock. Accordingly, the board of directors determined (i) to utilize a valuation for the Company of approximately $13.5 million ($2.02 per share) for purposes of Ms. Hall’s stock option grant, which represented an increase in the Company’s valuation of over 400.0% from the valuation supported by the third-party offer the Company received six months earlier, and an increase in the Company’s valuation of approximately 60.0% from the valuation it had utilized for purposes of its January 2014 share-based awards, and (ii) that the exercise price for the May, 2014 option grant accurately reflected the fair market value of the Company’s common stock at the time of the option grant.

Additionally, by the time of the option grant to Ms. Hall, the Company had engaged underwriters to assist the Company in planning for an initial public offering. At the same time, the Board was also keenly aware that the public offering process was fraught with uncertainty and could come to nothing for any number of reasons. Several of the directors had direct experience of failed or aborted initial public offerings. The board believed that the further along in the IPO process that the Company went, the greater the likelihood that a successful IPO could be achieved, which in turn meant the higher the value of the Company’s stock prior to the IPO. The board divided the 270 days (actually 273 days) from January 1 through September 30, 2014 into three segments, cautiously increasing the probability of a successful IPO with each segment.

For the first 150 days during this nine-month period, the Board assigned a 20% probability to the IPO succeeding; for the next 60 days, the Board assigned a 30% probability; and for the final 60 days, the Board assigned a 40% probability.

The option to Ms. Hall was granted during the first of these three segments, when the Board believed there was a 20% probability of a successful IPO. As a supplemental measure to the valuation analysis it had already performed with respect to Ms. Hall’s option grant, the board also concluded that the exercise price per share of her option ($2.02 per share adjusted for the stock dividend), was supported by multiplying the anticipated IPO price of the Company’s common stock, $10.00, by the probability at the time that the IPO would be successful, 0.20, for an exercise price of $2.00 per share.

United States Securities and Exchange Commission November 3, 2014 Page 6

The Company’s board of directors believes that the valuation of the Company for its pending IPO is based upon models that are relevant for a public Company and which emphasize the forward earnings potential of the Company instead of its historic earnings or EBITDA. The price of the Company’s stock at the mid-range of the anticipated public offering price is $10.00, which is significantly higher than it would be using traditional valuation metrics because of a material change in the strategic direction of the Company. Prior to the IPO, the Company has been exclusively a franchisor of chiropractic clinics. As such, the Company’s principal income stream would be based on the receipt of royalties of between 4.5% and 7% from its franchisees. However, as a public company, the Company’s IPO value is predicated upon the forward earnings of the Company into 2015 and 2016 following its application of the proceeds of the IPO primarily to the development of Company-owned clinics, which have a significantly higher earnings potential for the Company than franchised clinics. The instigation of the change in strategy was a result of the expansion of the Company’s leadership team to include seasoned professionals who have experience in growing earnings through rapid expansion of company-owned retail stores. The principal purpose of the offering is to provide resources to develop new Company-owned clinics, acquire selected existing franchisees and to repurchase selected regional developer licenses, which is a significant change from the Company’s historical model. The Company’s board of directors believes that it is reasonable to expect that the completion of an IPO will add value to the shares of its common stock because they will have increased liquidity and marketability which results in higher multiples of forward earnings, in contrast to private company historical valuation methods which the Company believe were applicable at the time of its share-based awards.

4.	For any share-based issuances subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements, if material.

Response:

The Company has not made any share-based issuances subsequent to the most recent balance sheet date presented in its Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me or my partner, Michael Bonn by telephone or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com and mbonn@jocolaw.com.

Sincerely,

Craig P. Colmar

cc: Mr. John B. Richards